Management Report 2025
Management Report
MESSAGE FROM MANAGEMENT
In 2025, we witnessed a surge in global instability, marked by increased fragmentation among economic blocs, expansion of trade barriers, and implementation of tariffs that heightened volatility in trade flows and reduced the predictability of the business environment. This shift took place amid growing geopolitical complexity and a diminished role for multilateral institutions.
This scenario brought unprecedented challenges to Suzano throughout the year, but also highlighted the resilience of our business model and reinforced the Company's strategic focus for the coming years. With over a century of experience, we have learned that during periods of lower local or global predictability, we need to intensify our efforts on factors within our control. Accordingly, in 2025, we refined our strategy—previously structured around five avenues—into two core pillars: enhancing structural competitiveness and growth with discipline. In alignment with this strategy, our conservative financial policy and our ongoing commitment to caring for people and the planet continue to underpin our long-term vision.
Throughout the year, we made significant progress in strengthening our competitiveness by completing key projects at our industrial facilities, such as those in Limeira and Aracruz, which will increase energy efficiency and reduce resource consumption. The new Ribas do Rio Pardo mill, which completed its learning curve in December 2024, operated above expectations, enhancing competitiveness and positively impacting pulp production cash cost. Among other initiatives, we highlight the exchange of 18 million cubic meters of standing wood in Mato Grosso do Sul, which delivers operational gains, reduces the need for future investments in plantations, and increases the average age of the forest base in the state.
Strategically, disciplined growth was driven by the international expansion of our tissue business, following the acquisition of a 51% stake in a global joint venture with Kimberly-Clark. The joint venture will consolidate operations across multiple continents and leverage complementary capabilities to enhance business performance. The transaction is expected to be completed by mid-2026. The paperboard assets acquired in the U.S. at the end of 2024 evolved as planned, registering positive EBITDA in 2025.
Driven by robust operational performance, Suzano’s Adjusted EBITDA reached R$21.7 billion in 2025, still affected by unfavorable pulp market conditions. Operational cash generation totaled R$13.9 billion, supported by gradual cost reductions and improvements in industrial operations both in Brazil and internationally. We closed the period with net debt of US$12.6 billion and financial leverage ratio of 3.2 times in U.S. dollars. We further strengthened our balance sheet by extending our average debt maturity to 78 months, without increasing costs, through successful liability management initiatives. Our financial strength is further reflected in our liquidity position, which closed the year at R$32.4 billion, including cash and available revolving credit facilities.
Capital investments in maintenance, modernization, and expansion of our portfolio totaled R$13.3 billion in 2025, underscoring our confidence in the future of our business. We enter 2026 with a strong belief in the ongoing strengthening of our organizational culture, transformative power of innovation and technology across the entire value chain, expansion of hardwood pulp applications, and our continuous pursuit of enhanced structural competitiveness. We remain fully committed to capturing value from our capital allocation decisions while further reinforcing our balance sheet.
Driven by our ambition to foster the creation of shared value with society, we extend our sincere gratitude to our employees, clients, suppliers, shareholders, creditors, and partners for their significant contributions throughout 2025.
The Management.

Management Report 2025
OVERVIEW
Suzano is committed to becoming the global benchmark in developing sustainable and innovative solutions based on planted trees - the natural resource on which our current and future business is founded on. The world's leading producer of market pulp and one of Latin America’s largest paper producers, Suzano exports its products - essential for hygiene, education and the well-being of society - to more than 100 countries. Our operations comprise 16 mills, including the joint operation Veracel, with an installed capacity of 13.4 million tons of market pulp, 1.7 million tons of paper, and 340,000 tons of consumer goods per year.
At the end of 2025, the Company had over 53,000 direct and indirect employees and has been investing for more than 100 years in innovative and sustainable solutions based on planted trees.
INNOVATION
In 2025, the Company’s research group intensified the development of new eucalyptus clones, focusing on growth, pulp content, and wood quality, and utilizing advanced techniques such as genetic recombination through controlled pollination. For 2026, the number of clones recommended for operational planting increased from 51 to 70, enhancing genetic diversity and improving IMACel and IMA indicators, according to projections from the Tetrys clonal allocation system.
The Transition Nursery achieved a milestone in 2025, producing over 5 million seedlings and increasing the availability of high-performance genetic materials. The Genetics and Forest Improvement team expanded the application of the Speed Breeding technique, which has been shortening the clonal development cycle from 21 years to just 7 years.
In forest management, we have observed consistent progress in technical recommendations, adoption of optimization tools, and use of biocontrol agents for forest protection. These advancements have resulted in greater operational stability, increased productivity, and higher efficiency, competitiveness, and sustainability.
In 2025, FuturaGene became the first company to submit a formal inquiry to CTNBio regarding a genetically-edited eucalyptus, specifically designed to produce wood more efficiently for industrial processing. If approved as equivalent to conventional varieties, this eucalyptus strain will not be subject to additional biosafety assessments in Brazil. The Company has maintained its position as a global benchmark by advancing a pipeline of more resilient and sustainability-focused varieties.
In the industry segment, pulp developments continue to drive the Fiber-to-Fiber strategy, with an increase of 700,000 tons in 2025. New technical services have been developed to support clients in transitioning to greater use of eucalyptus fibers. Over 70 clients and 100 mills have benefited from our initiatives.
Eucalyptus Fluff pulp has consolidated its position as major innovation, with total production capacity increasing to 340,000 tons. In the Paper and Packaging segment, highlights included the launch of Verto Plus, a high-performance duplex board, and LIN Design, which offers enhanced strength and print quality.
Integrating all business fronts, our Technological Cooperation initiatives—focusing on both reimbursable and non-reimbursable funding projects—secured over R$143 million via tax incentive under Federal Law 11,196/2005 (Lei do Bem), R&D projects supported by EMBRAPII, FUNDECT-MS, and SENAI, as well as financing through the BNDES Mais Inovação program.
The Intellectual Property department made progress in preparing patent applications, filing oppositions, and reviewing the Company's strategic asset portfolio. In product safety, 12 new Regulatory Information Sheets (RIS) were issued, and the regulatory compliance system for Packaging was structured.
On the digital front, advancements included the application of AI to knowledge management and to the Company's ERP (Enterprise Resource Planning) research system, expansion of the datalake, and development of the SFO system (Suzano Furnish Optimization). This tool, developed at Suzano, is designed to optimize refining conditions and the amount of fibers (from Suzano and competitors) used in customers’ paper mills, supporting faster planning of industrial tests and enabling the advancement of the Fiber‑to‑Fiber strategy. In 2025, the Company announced the discontinuation of Suzano Ventures, while maintaining support for companies connected to its core business.

Management Report 2025
As recognition, for the fifth consecutive year the Company secured 1st place in the Pulp and Paper category of the Valor Inovação Brasil Award, and received the Empresa Mais award from Estadão, ranking among Brazil's five most innovative organizations.
PULP BUSINESS UNIT
The year 2025 was characterized by heightened geopolitical tensions and a challenging macroeconomic environment. In this context, the pulp market was notably affected, particularly in the first half of the year, due to uncertainties surrounding U.S. tariff policies. This environment influenced market sentiment, prompting caution among buyers and putting pressure on pulp prices. During the second half of 2025, greater transparency about the impact of these measures, together with the exclusion of pulp from the U.S. tariff scope, contributed to a gradual improvement in industry sentiment and, combined with other factors, supported the rebound in hardwood pulp prices.
The Chinese market, in particular, displayed diverse patterns throughout the year. At the beginning of 2025, prices followed an upward trend, reflecting the temporary exit of a major integrated paper producer. From the second quarter onward, hardwood pulp prices approached USD500 per tonne, due to buyers' hesitation in the face of macroeconomic uncertainties and due to increased inventory consumption. This led to a postponement of new orders, with volumes gradually recovering as prices adjusted. From the third quarter onward, as regulatory policies became clearer, we observed a rebound in demand, accompanied by an increase in Brazilian hardwood pulp exports to China compared to the previous year. The fourth quarter was characterized by seasonal factors related to preparations for the Chinese New Year, which resulted in a decrease in pulp inventories at ports and an increase in paper production compared to the previous quarter, particularly in the paperboard and printing & writing segments.
In Europe, according to annual data from Utipulp, consumption of hardwood pulp remained consistent with that of the previous year, while softwood pulp consumption declined by 10%. This trend highlights the ongoing fiber substitution, driven by Suzano's leadership and the widening price gap between the two fiber types. The sanitary paper segment demonstrated greater resilience throughout the year, whereas printing & writing papers continued to face pressure. In the second half of the year, the appreciation of the euro against the U.S. dollar increased cost pressure on European producers, influencing decisions on production downtimes and contributing to gradual adjustments in supply. In North America, the sanitary paper market remained robust throughout 2025, despite uncertainties stemming from tariff policies.
Regarding supply, the year was marked by a gradual adjustment process. The market experienced unplanned shutdowns due to prevailing market conditions, swing campaigns for dissolving pulp by a major producer with operations in Brazil, and Suzano's announcements of production reduction. These supply reductions, however, were still below expectations given the high production costs relative to the price levels observed throughout the year.
Looking ahead to 2026, the market is expected to continue adapting to the introduction of new capacities, accompanied by a gradual rebalancing due to operational downtimes and facility closures. For Suzano, the priority will remain on maintaining a high level of service for its global clients, as well as leading and encouraging the fiber transition among clients, in alignment with its commercial strategy.
PAPER AND PACKAGING BUSINESS UNIT
According to data published by Brazil's Forestry Industry Association (IBÁ), demand for Printing & Writing paper in Brazil, including imports, increased 2% in the first eleven months of 2025 compared to the same period in 2024.
Suzano's paper sales in 2025, including the consumer goods unit, totaled 1,712 thousand tons, up 19% from 2024. Sales of Printing & Writing paper remained stable, as strong performance in uncoated graphic paper lines offset a decline in coated paper sales, given the absence of the election-driven demand boost seen in Brazil in the previous year. In the paperboard segment, sales in Brazil experienced modest growth, despite domestic demand performing below expectations. In international markets, the significant increase in sales is attributed to the incorporation of volumes from the Pine Bluff mill, acquired in October 2024. The sanitary paper segment also delivered positive results.

Management Report 2025
In 2025, net revenue from Suzano paper sales was R$12,300 million, up 25% from the previous year. Net revenue from the domestic market increased 3% year-on-year, while revenue from exports rose by 128% compared to 2024, due to the incorporation of the U.S. assets. Of the total net revenue, 61% came from domestic sales and 39% from exports. In 2025, revenue from paper sales mainly came from Brazil and Latin America (69%), followed by North America (27%), while other regions accounted for 4%. Average net paper price in 2025 was R$7,186/t, 5% higher than in 2024.
For 2026, the Company anticipates strong operational performance in both its paper and consumer goods segments, supported by steady domestic demand across its product lines. However, in the international market, particularly in the Printing & Writing paper segment, excess capacity should exert downward pressure on performance. Conversely, for paperboard in the United States—a market where our presence has expanded through new assets—the performance outlook remains positive.
Accordingly, the Company continues to execute its strategy of increasing its presence in more profitable markets, while also investing in its innovation product portfolio in Brazil by leveraging existing assets, with a focus on packaging and single-use plastic replacement segments. In traditional P&W markets, the focus remains on evolving the exclusive go-to-market model, seeking to expand both the customer base and the regions served, as well as enhance cost competitiveness.
FINANCIAL PERFORMANCE
Results
The consolidated financial statements were prepared in accordance with the standards of the Securities and Exchange Commission of Brazil (CVM) and the pronouncements issued by the Accounting Pronouncements Committee (CPC) and comply with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The operational and financial information of Suzano S.A. is presented on a consolidated basis and in Brazilian real (R$).
Net Revenue
The Company's net revenue reached R$50,116 million in 2025, representing a 6% increase compared to R$47,403 million recorded in 2024. This growth was driven by the integration of Suzano Packaging's revenues, higher pulp sales volumes, and appreciation of the average U.S. dollar against the Brazilian real, which partially offset lower net prices.
Cost of Goods Sold (COGS)
In 2025, COGS totaled R$33,890 million, 24% higher than in 2024 (R$27,402 million), primarily due to higher sales volume, which was partially offset by a reduction in the pulp production cash cost and the stronger U.S. dollar against the Brazilian real.
Gross Profit
Gross profit reached R$16,226 million in 2025, a 19% decrease compared to 2024 (R$20,002 million). This decline was primarily driven by a lower average net pulp price, partially offset by higher sales volumes and appreciation of the U.S. dollar against the Brazilian real.
Selling and Administrative Expenses
Selling expenses totaled R$3,313 million in 2025, up 13% from 2024 (R$2,939 million), mainly reflecting the higher sales volume.
Administrative expenses totaled R$2,790 million in 2025, up 7% from 2024 (R$2,620 million), explained by the start of operations at Suzano Packaging US, which in 2024 contributed to the results for only two months.
Adjusted EBITDA
In 2025, Adjusted EBITDA reached R$21,736 million, representing a 9% decrease compared to R$23,849 million in 2024, primarily driven by lower pulp prices in USD, partially offset by higher sales volumes and the appreciation of the average U.S. dollar against the Brazilian real.

Management Report 2025
Net Financial Result
Net financial result was an income of R$9,762 million in 2025, compared to an expense of R$28,802 million in 2024. The performance in 2025 reflects the depreciation of the U.S. dollar against the Brazilian real (end-of-period rate), directly impacting the result of exchange rate variations and derivatives.
Inflation adjustment and exchange rate variation generated a gain of R$7,551 million in 2025, compared to a loss of R$15,885 million in 2024. The result of operations with derivatives (debt and cash flow hedges) was an income of R$7,329 million in 2025, compared to an expense of R$9,113 million in 2024, mainly due to the depreciation of the U.S. dollar against the Brazilian real (end-of-period rate).
Net Income (Loss)
The Company recorded net income of R$13,438 million in 2025, reversing the loss of R$7,045 million of 2024, mainly explained by the positive financial result in the period, and partially offset by higher income tax and social contribution expenses.
Debt
On December 31, 2025, gross debt totaled R$94,801 million, composed of 97% long-term maturities and 3% short-term maturities. Foreign currency debt corresponded to 74% of the Company's total debt at the end of the year. The percentage of gross debt in foreign currency, considering the effect of debt hedge, was 87%.
Suzano contracts debt in foreign currency as a natural hedge, since net operating cash generation is mostly denominated in foreign currency (USD) due to its predominant status as an exporter. This structural exposure allows the Company to match loans and financing payments in USD with receivable flows from sales.
On December 31, 2025, the average cost of debt in USD was 5.0% p.a. (considering debt in BRL adjusted by the market swap curve), in line with the average cost in USD of 5.0% p.a. registered at the end of 2024. The average term of consolidated debt at the end of 2025 was 78 months, as against 73 months at the end of 2024.
Cash, cash equivalents and financial investments on December 31, 2025 amounted to R$25,432 million, 49% of which were invested in foreign currency fixed-income investments. The remaining 51% was invested in local currency, in government and fixed-income bonds, remunerated at a percentage of the DI rate.
On December 31, 2025, the Company also had a revolving credit facility of US$1,275 million (equivalent to R$7,016 million) available through February 2027. As such, the cash and cash equivalents of R$25,432 million plus the revolving credit facility amounted to a readily available cash position of R$32,448 million at the end of 2025. Moreover, the Company had an undrawn financing agreement with Finnvera (US$736 million) related to the Cerrado Project, valid through January 12, 2026.
On December 31, 2025, net debt stood at R$69,369 million (US$12,607 million), compared to R$79,053 million (US$12,766 million) on December 31, 2024.
Financial leverage, measured as the ratio of net debt to Adjusted EBITDA in BRL, was 3.2 times on December 31, 2025 (3.3 times in 2024). The same ratio in USD, a measure established in Suzano’s financial policy, was 3.2 times on December 31, 2025 (2.9 times in 2024).

OPERATING CASH FLOW
Operating cash flow (Adjusted EBITDA minus Sustaining Capex) amounted to R$13,856 million in 2025, down 15% from 2024 due to lower Adjusted EBITDA and higher Sustaining Capex.

Management Report 2025

Operating Cash Flow (R$ million)	2025	2024
Adjusted EBITDA¹	21,736	23,849
Sustaining capex²	(7,880)	(7,610)
Operating cash flow	13,856	16,240
Operating cash flow (R$/t)	976	1,320
¹Excludes non-recurring items. ²Cash basis.

DIVIDENDS
The Bylaws of Suzano establish a minimum mandatory dividend equivalent to the lowest amount between 25% of net income after constituting the legal reserves for the fiscal year or 10% of Operating Cash Flow from the respective fiscal year. Operating Cash Flow is obtained by deducting sustaining capex from Adjusted EBITDA.
On December 10, 2025, the Board of Directors approved the distribution of interim dividends by the Company, in the total amount of one billion, three hundred and eighty million reais (R$1,380,000,000.00), at the rate of R$1.11658725 per share, with payment made on February 4, 2026. The dividends were calculated based on the balance sheet for the period ended September 30, 2025, and were credited toward the minimum mandatory dividend for the fiscal year ended December 31, 2025.
SHARE BUYBACK PROGRAM
In 2025, the Company continued its fifth consecutive stock buyback program. It acquired fourteen million, eight hundred and twenty thousand, five hundred (14,820,500) shares during regular trading sessions on the stock exchange at an average price of R$54.33/share, totaling R$805 million during the program until December 31, 2025.
On February 9, 2026, the Company concluded its fifth buyback program and, on February 10, 2026, announced a new buyback program (“February/2026 Program”). Under the new program, the Company may acquire up to a maximum of 40,000,000 common shares issued by the Company.
Based on shareholding position on December 31, 2025, the Company had: (a) 612,918,471 outstanding shares, as per the definition in Article 67 of CVM Resolution 80/22; and (b) 28,208,827 treasury shares, corresponding to approximately 4.6% of its total outstanding shares.
CAPITAL EXPENDITURE
Capex totaled R$13,299 million in 2025, of which R$7,880 million went to forestry and industrial maintenance. Investments in Land and Forests totaled R$2,859 million and were primarily aimed at increasing the Company's structural forest competitiveness. Investments in Expansion and Modernization totaled R$1,553 million, mainly going to projects aimed at increasing the competitiveness of the industrial units. Investments in the Cerrado Project totaled R$1,006 million.
For 2026, Management approved a capital budget of R$10.9 billion, of which R$7.3 billion was allocated to industrial and forestry maintenance, R$2.6 billion to investments in Land and Forests, and R$1.0 billion to other projects.
CAPITAL MARKETS
Suzano’s stock is listed on the Novo Mercado, the trading segment of the São Paulo stock exchange (B3 – Brasil, Bolsa e Balcão) with the highest corporate governance standards, and on the New York Stock Exchange (NYSE) – ADR Level II under the ticker symbols SUZB3 and SUZ, respectively.
On December 31, 2025, the Company's capital stock consisted of 1,264,117,615 common shares (SUZB3 and SUZ), of which 28,208,827 common shares were held in treasury. SUZB3 stock ended the year quoted at R$51.45/share, while SUZ stock was quoted at US$9.34/share.

Management Report 2025
RATING
In 2025, Moody's reaffirmed Suzano's Baa3 rating with a Positive outlook, while Fitch and S&P maintained their BBB- ratings and upgraded their outlooks from Stable to Positive in February and June, respectively. The positive outlook reflects expectations of a strengthened credit profile for the Company, driven by robust cash generation following the completion of the Ribas do Rio Pardo facility in 2024, and a projected gradual reduction in financial leverage. Additional factors supporting this perspective include increased geographic diversification and reduced cash flow volatility, expected to result from the joint venture with Kimberly-Clark announced in 2025, which involves tissue assets across multiple global regions.
SUSTAINABILITY
In 2025, the Company revised its sustainability strategy, based on a strategic shift focusing on Competitiveness and Disciplined Growth. The approach has evolved to prioritize material topics with the greatest transformative potential—Climate, Water, Biodiversity, and Communities—strengthening the interconnection between these areas and the Commitments to Renewing Life. This reinforces our ambition to deliver measurable positive impact and ensure business resilience amid rapidly changing global conditions.
In support of its commitment to the global climate agenda, Suzano has announced new decarbonization targets validated by the Science Based Targets initiative (SBTi), including an absolute reduction of 50.4% in greenhouse gas emissions of scopes 1 and 2 by 2032 (using 2022 as the baseline), and the engagement of 80% of its suppliers and clients—determined by spend and revenue volumes—to set science-based targets by 2028 for scope 3 emissions. These targets represent an evolution from previous commitments, as the Company moves toward more ambitious objectives aligned with global best practices. This change does not affect the Company’s sustainable finance instruments, such as SLLs and SLBs. To turn these ambitions into reality, in 2025 Suzano released the Climate Transition Action Plan (CTAP), providing a strategic framework for decarbonization across all operations and the value chain.
With a focus on biodiversity, the Brazilian Development Bank (BNDES) has partnered with Suzano to restore 24,000 hectares of degraded land in permanent preservation and legal reserve areas within the Cerrado, Atlantic Forest, and Amazon biomes. The agreement includes financing of R$250 million, representing the largest amount ever approved under the Climate Fund for the restoration of degraded native forests in Brazil. These investments will be managed through Suzano’s Ecological Restoration Program. Additionally, we made significant progress in the Commitment to Renewing Life – Conserving Biodiversity, which aims to connect 500,000 hectares of native vegetation fragments in the Amazon, Cerrado, and Atlantic Forest biomes through the establishment of ecological corridors.
In 2025, Suzano advanced its commitment to increase water availability in 44 critical watersheds, through forest management practices across 88,000 hectares of planted forests. The adoption of Artificial Intelligence marked a major step forward in spring monitoring, enhancing both the qualification capacity and the effectiveness of actions to preserve watersheds located nearby the Company’s operational areas.
Additionally, in its efforts to combat poverty, the Company invested approximately R$20 million in44 income-generation projects primarily focusing on women (64%) and Black communities (70%) in areas surrounding its operations. Starting in 2026, this initiative will be formally integrated into the Company’s Poverty Reduction strategy, combining the strengthening of public policies with actions targeting youth engagement.
Suzano has also reinforced its leadership in human rights and decent work within the forestry supply chain by coordinating, in partnership with the UN Global Compact – Brazil Network – and with support from the International Labour Organization (ILO), the Forestry Human Rights Working Group. This initiative has enhanced due diligence, grievance mechanisms, and sectoral cooperation, aligning with new European Corporate Sustainability Due Diligence Directives (CSDDD). Suzano has also expanded its social engagement efforts, establishing a presence in 1,675 locations across more than 220 municipalities identified as business priorities, thereby enhancing collaboration with Indigenous peoples and traditional communities. In total, 345 communities—including Indigenous, quilombola, fishing, and extractive groups—were prioritized for engagement, supported by structured consultation and community engagement processes that foster territorial development.

Management Report 2025
Regarding the Company’s value chain, we constantly monitor the Supplier Performance Index (IDF), which evaluates critical suppliers in terms of social, environmental and safety requirements. The average approval rate is 99% (31% in the excellence zone). For those who fall below the desired score, action plans are defined to recover the score. In addition to social and environmental analysis, economic-financial and quality issues are evaluated as well.
In 2025, 200 suppliers were invited to the Climate Change in the Value Chain program, of which 75% voluntarily participated in this fourth cycle—demonstrating an engagement rate above the 67% average observed among other companies using the CDP Supply Chain platform. The Caring for Water program, active since 2022 and conducted in partnership with CDP, also made notable progress. For the 2025 cycle, 100 strategic suppliers were selected to complete the Water questionnaire, achieving an 86% participation rate.
In the same year, Suzano carried out three sustainability-linked loan transactions, raising a total of USD2.0 billion. The debt issuances are anchored in the Company’s biodiversity goal of "connecting 500,000 hectares of priority conservation areas by 2030." As a result, Suzano closed 2025 with 38% of its total debt linked to ESG debt instruments.
The Company has been improving its MSCI rating consistently in recent years, with its score increasing from 4.6 to 4.8 in 2025, maintaining the "BB" score. Suzano understands that its current MSCI score does not adequately reflect its sustainability practices and performance which, in its assessment, is among the most advanced in the global pulp and paper industry. The Company also maintained its position in the "Low Risk" category of the Sustainalytics rating in 2025, with a score of 16.8.
In the CDP, in 2025 Suzano achieved for the first time the highest classification (A list) in the theme of forests, which places the Company among the global leaders that demonstrate comprehensive disclosure practices, mature environmental governance, and significant progress towards environmental resilience. There was also improvement in the areas of Water Security (A-) and Climate (B).
Additionally, for the third consecutive year, Suzano received the Platinum seal in the EcoVadis Sustainability Rating 2025, assesses the quality of corporate social responsibility management of companies worldwide. With 89 points in 2025, two points higher than in 2024, Suzano remains among the top 1% of companies evaluated worldwide.
Detailed information on sustainability-related strategies, goals, indicators, and results will be available in the 2025 Sustainability Report and in the Company’s Sustainability Center.
GOVERNANCE
Since 2017, the Company has been listed on the Novo Mercado special listing segment of B3 S.A. – Brasil, Bolsa, Balcão, and since 2018, its shares have been listed on Level II American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE). Considering this broad regulatory environment in which the Company operates, Suzano is committed to best practices of corporate governance, such as those issued by the Brazilian Institute of Corporate Governance (IBGC), the Securities and Exchange Commission of Brazil (CVM) and of the U.S. (SEC), B3 and NYSE.
Suzano has a consistent and effective governance structure that functions in a clear, transparent andwell-grounded manner to aid in the decision-making process and in the equitable treatment and protection of the interests of shareholders, the Company and the market.
In December 2025, the Board of Directors approved relevant changes to Suzano's Anti-Corruption Policy and Code of Ethics and Conduct, reinforcing integrity standards, alignment with international best practices, and strengthening compliance mechanisms and internal controls.
In the same month, the Company announced to the market that it had received notice from Suzano Holding S.A. (“Suzano Holding”) on the execution of two new shareholders’ agreements: (i) a Shareholders’ Agreement establishing governance rules and the reorganization of Suzano Holding’s capital structure; and (ii) a Shareholders’ Agreement between the Company and Suzano Holding, setting forth governance rules and restrictions on the transfer of Company shares, among other provisions. The execution of these agreements aims to enhance succession planning at Suzano S.A. and ensure alignment among the Company’s controlling shareholders.

Management Report 2025
The Board of Directors operates with an integrated strategic vision, supported by the Shareholders Meeting, Executive Board, Statutory Audit Committee, Audit Board, and both external and internal audits, as well as non-statutory advisory committees in the areas of Sustainability, Management and Finance, Strategy and Innovation, People, and Appointment and Compensation. The Board of Directors is further supported by various governance tools, with the Code of Ethics and Conduct serving as a key resource. The governance structure is enhanced by a comprehensive suite of corporate policies, all in alignment with the Company’s Bylaws, which consolidate governance principles and guide their application in practice. These include, among others, the Corporate Governance Policy, Related-Party Transactions Policy, Integrated Risk Management Policy, Anti-Corruption Policy, Disclosure of Material Fact or Event Policy, Securities Trading Policy, Financial Debt Policy, and Derivatives Management Policy.
Through this management and control model, which relies on the engagement of all bodies and the use of the above-mentioned mechanisms and tools, as well as the disclosure and the guarantee of information transparency through the Reference Form, the 20-F Form, the Governance Statement and diverse documents disclosed on Suzano's Investor Relations website, the Company ensures compliance with the fundamental principles of transparency, equity, accountability and corporate responsibility in its relations with stakeholders while constantly improving its corporate governance.
In 2025, the Company’s Personal Data Privacy and Protection (DP&P) governance program advanced its maturity in legal compliance and NIST Privacy criteria through the following initiatives: (i) monitoring activities involving personal data processing across more than 200 processes in Brazil, Austria, China, and the United States; (ii) reviewing processes and controls to manage supplier, process, and contract risks; (iii) adapting over 180 projects involving personal data to comply with DP&P legislation from inception (Privacy by Design); (iv) assessing the DP&P risk maturity of over 100 suppliers; (v) reviewing more than 170 contracts from Brazil and other countries where Suzano operates, to ensure compliance and mitigate regulatory and operational DP&P risks; (vi) updating mandatory training, completed by over 8,900 employees (about 42.5% of the eligible audience); (vii) timely and diligent responding to 12 data subject requests submitted to the Data Protection Officer (DPO); (viii) ensuring DP&P compliance in strategic projects; (ix) implementing a Data Loss Prevention solution; (x) deploying software to enhance governance of all DP&P activities.
These initiatives, implemented throughout the year, demonstrate the Company’s ongoing commitment to advancing its privacy and data protection governance, ensuring greater regulatory compliance, operational efficiency, and security for personal data subjects.
In 2025, the Company will continue its long-term incentive plans approved in 2024 (Restricted Stock Option Plan and Phantom Stock Option Plan), to further align management’s interests with those of the Company and its shareholders.
Note that all the long-term goals set by the Company (named Commitments to Renewing Life) remained an integral part of the individual variable compensation of at least one executive officer, while the Diversity and Inclusion targets also remained a collective target for the entire leadership.
AUDIT AND INTERNAL CONTROLS
The management of Internal Controls at Suzano is structured to include the Management, as well as the Committees and Commissions advising the Board of Directors and the Executive Board, the Managers and all employees of the Company. The purpose is to enable a safer, more adequate and efficient business conduct in line with established regulations.
Based on annual or ad hoc reviews, the controls are continuously revised, and compliance tests are conducted regularly to verify the effectiveness of the existing key internal controls against the risks to which Suzano is exposed. The Company systematically applies the Control Self-Assessment (CSA) methodology, an integrated solution that periodically documents the performance of controls related to financial statements and management, focusing on key business obligations, contributing to permanent monitoring of strict compliance with laws, rules and regulations, policies and procedures, and rolling out of contingency plans.

Management Report 2025
The Company currently reviews its processes and controls, updating 100% of its risk matrix and controls associated with the exposure of potential flaws in obtaining SOx recertification and in business processes. Online training programs are held regularly and revised whenever necessary, reinforcing the behavior expected in light of the Culture of Internal Controls, with the focus on Sarbanes-Oxley (SOx) and specific rules for Integrated Preventive Inspections (FPIs) on anti-corruption and on prevention of losses and frauds.
In addition to the CSA workflow, the Company maintains a structured routine of assessments led by the Internal Controls Management team, which is responsible for executing annual cycles of testing on key internal controls, supporting the assurance of quality and effectiveness within the control environment and ensuring alignment with the Company’s operational realities. Furthermore, Internal Audit conducts its own internal control testing in accordance with its annual plan, further strengthening the maturity of the internal control system, ensuring consistent execution, and mitigating key business risks.
To ensure quick and successful implementation of actions related to the control environment, the status of key issues that could affect the Company's SOx recertification process is promptly reported to Senior Management using a tool developed internally that offers a consolidated vision, enabling the management of timeframes and prioritization of relevant actions with those responsible in the business areas so that risks are mitigated on time in the right manner.
As such, and supporting departmental compliance, internal controls are reviewed and tested by the Internal Controls area and evaluated independently by both Suzano’s Internal Audit and independent external audit. The findings are periodically reported to the Executive Board, Board of Directors, Statutory Audit Committee and Audit Board through periodical agendas agreed upon with them. In case of violation of internal rules and external requirements, disciplinary guidelines and/or corrective measures are taken according to the specific policy and by each area independently. If necessary, these violations are submitted to the Conduct Management Committee, an advisory body to the Board of Directors.
In compliance with Section 404 of the Sarbanes-Oxley Act, the effectiveness of internal controls related to financial information is based on criteria established in the Internal Control - Integrated Framework, defined by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The appraisals are carried out internally by the Company and assisted by an independent auditor (PwC PricewaterhouseCoopers), which evaluated the key controls and found them adequate, with no significant and/or material deficiencies or observations that compromise the Company's certification. These findings are submitted systematically to the Company’s governance bodies.
PEOPLE
Suzano strives not only to promote an increasingly diverse, inclusive, respectful and plural workplace, but also to build a cultural journey that values all these aspects, in accordance with law, collective bargaining agreements and its Code of Conduct.
In 2025, the comprehensive engagement survey saw participation from 84% of the Company's employees. Suzano's overall favorability (people's positive perception of the questions asked) was 81%. Notably, the Inclusive Workplace dimension achieved a 90% favorability rating, Culture registered 89%, and Autonomy & Empowerment reached 88%. Additionally, Suzano improved 10 p.p. in People Development, 3 p.p. in Process Simplification, and 6 p.p. in Inclusive Workplace, which emerged as the highest-rated dimension in this cycle. These indicators position Suzano above both the Brazilian and global market averages, according to benchmark data from Korn Ferry.
In 2025, the Leadership School continued to advance leadership development, with 731 leaders attending in-person sessions and over 1,500 participating in online events. The School focused on three core competencies within its academies: Competitiveness and Sense of Ownership; Necessary Conversations and Learning from Mistakes; and International Expansion. The Leadership School also delivered the First Leadership module to 402 leaders and talents identified for their first leadership roles, focusing on the development of new leaders and management competencies, with mandatory and optional modules available for self-enrollment.

Management Report 2025
At Suzano, promoting diversity, equity, and inclusion is not only an ethical imperative but also a core business strategy aligned with our cultural driver “it’s only good for us if it’s good for the world.” A diverse and inclusive workplace fosters greater employee engagement, drives innovation, and enhances our ability to attract and retain top talent. With this understanding, the Company consistently works to consolidate a workplace that values and embraces diversity across race, gender, disability, sexual orientation, age, culture, and religion.
As part of its Commitments to Renewing Life, Suzano has set public targets for 2025, including achieving 30% of women and 30% of Black professionals in management and higher positions, ensuring a fully inclusive workplace for LGBTQIAPN+ individuals and people with disabilities, and guaranteeing 100% accessibility. Throughout the year, the Company maintained structured efforts to meet these commitments, with consolidated results to be disclosed in Suzano's Sustainability Report.
As part of its strategic execution, Suzano has implemented initiatives such as the D+ program, promoting career development for women and Black professionals. In 2025, this program impacted approximately 123 talents, guiding them through a learning journey centered on solving business challenges and strengthening leadership skills. The cultivation of an inclusive workplace is further supported by Plural, an internal body that addresses the needs of employees and strengthens affinity networks through groups empowered to implement actions tailored to the specific characteristics of each location. Plural also features a committee composed of executive and representative leaders, responsible for deliberating on key institutional topics to advance the diversity, equity, and inclusion agenda.
The Company’s Diversity, Equity and Inclusion Policy was approved on December 26, 2019 and updated on November 14, 2025 by the Vice President of People and Management. This Policy reaffirms the Company’s commitment to promoting, valuing, and managing diversity across all its operations and countries where it operates. The Policy reflects the Company's social responsibility to contribute to the reduction of inequalities and the construction of a fairer and more inclusive society, in alignment with the global human rights agenda and the UN Sustainable Development Goals.
The Company's diversity strategy is structured around four key pillars: representation, experience, inclusive culture, and value chain. These pillars guide initiatives that increase the presence of historically underrepresented groups, strengthen an inclusive organizational culture, and extend equity practices to suppliers, partners, and communities. Progress is tracked through specific indicators, regularly reviewed in decision-making forums, and reported annually in the Sustainability Report, underscoring diversity, equity, and inclusion as drivers of innovation, competitiveness, and lasting positive impact on society.
Below are the main metrics, pursuant to Article 133, Paragraph 6 of Federal Law 6,404/76:
Table 1: Number and proportion of women by hierarchical level and comparative progress
The data on the number and proportion of women hired at each hierarchical level is presented based on the total number of employees at each level, with each level considered as 100%.

CATEGORIA	2025	2024
Executive Manager And Above	21% (47)	20% (47)
Manager	33% (154)	32% (147)
Coordinators/consultants/supervisors/specialists	33% (792)	31% (753)
Analysts	50% (1,439)	51% (1,460)
Support Staff/assistants/administrative Personnel	48% (376)	47% (408)
Technicians	25% (288)	26% (318)
Operational Staff	12% (1,790)	12% (1,911)
Includes operations and offices in Brazil and abroad.
Table 2: Female representation in Company management and comparative progress
For management positions, the total number of statutory and governance roles will be used as the 100% reference base.

Management Report 2025

CATEGORY	2025	2024
Board Of Directors	22% (2)	22% (2)
Statutory Executive Board	16.7% (1)	16.7% (1)
Table 3: Proportion of total female compensation in relation to male compensation (male base = 100%) and comparative progress
The table below is based on the fixed, variable, and occasional compensation of male employees, representing 100% across all categories. Accordingly, the percentages shown in the table exclusively represent the total compensation of female employees relative to this male baseline.

CATEGORY	2025	2024
Executive Managers And Above	102%	91%
Manager	96%	99%
Coordinators/consultants/supervisors/specialists	90%	94%
Analysts	93%	93%
Support Staff/ Assistants/ Administrative Personnel	92%	96%
Technicians	77%	80%
Operational Staff	73%	74%
Includes only operations and offices located in Brazil.
Across almost all levels, a lower average salary difference is observed for women compared to men. This disparity is attributed to the higher representation of men in the Company's personnel, particularly in operational and technical positions, where employees generally have more years of experience in the position and at the Company—criteria that are acknowledged as differentiating factors in Article 461, Paragraph 1 of the Brazilian Labor Code (CLT).
We emphasize that, as outlined in our Internal Fixed Compensation Policy, we strictly adhere to the principle of equity. This policy is applied uniformly, without any form of discrimination or favoritism, regardless of gender, race, age, color, religion, marital status, or any other personal characteristics.